1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	December 31, 2015		By /s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

VOLUNTARY ANNOUNCEMENT

SHARE REPURCHASE IN DECEMBER

This announcement is a voluntary announcement made by Yanzhou Coal Mining Company Limited (the “Company”)

Reference is made to the Proposal regarding the general mandate authorizing the Board to repurchase H shares (the “Repurchase Mandate”) approved by shareholders on 22 May 2015 (“Repurchase Mandate Date”) at 2014 Annual General Meeting, 2015 First Class Meeting of the Holders of A Shares and 2015 First Class Meeting of the Holders of H Shares, as well as the voluntary announcement published by the Company on 18 December 2015. The board of directors (the “Board”) of the Company wishes to announce that since the Company first repurchased its H shares under the Repurchase Mandate on 18 December 2015, it has aggregately conducted three times of H shares repurchases (the “Share Repurchase”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in December 2015.

As of the date of this announcement, the total number of the H shares repurchased by the Company is 6,384,000, representing approximately 0.33% of the issued H share capital of the Company as at the Repurchase Mandate Date, and representing approximately 0.13% of the total issued share capital of the Company as at the Repurchase Mandate Date. The aggregate consideration for the Share Repurchase is HK$ 23,179,807.40 (excluding commission fees).

The Company may or may not repurchase additional shares under the Repurchase Mandate, subject to market conditions and such decision will be at the Board’s absolute discretion. The Company may repurchase its shares at any price as determined by the Board, subject to applicable Rules Governing the Listing of Securities on the Stock Exchange. There is no assurance of the timing, quantity or price of any share repurchase or whether the Company will make any further repurchase at all. Shareholders and investors should therefore exercise caution when dealing in the shares of the Company.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

31 December 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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